Abbe L. Dienstag Partner Phone 212-715-9280 Fax 212-715-8000 ADienstag@KRAMERLEVIN.com

July 2, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:  Evan S. Jacobson, Attorney-Advisor

Re:	Refco Public Commodity Pool, L.P.
Schedule TO-T Filed on June 21, 2010
Filed by RCP TenderCo LLC, Contrarian Funds, L.L.C., Contrarian Capital Management, L.L.C., and Jon R. Bauer
File No. 005-85521

Ladies and Gentlemen:

On behalf of RCP TenderCo LLC, Contrarian Funds, L.L.C., Contrarian Capital Management, L.L.C. and Jon R. Bauer (collectively, the “Filing Persons”), we provide the Filing Persons’ responses to the letter dated June 29, 2010 setting forth the comments of the Staff of the Securities and Exchange Commission relating to the filing referenced above.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The revisions to the filing described below are reflected in an amendment to the Schedule TO-T referenced above being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

Capitalized terms used but not otherwise defined shall have the meanings ascribed to them in the Amended Offer to Purchase filed with the amended Schedule TO-T (the “Offer to Purchase”).

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 2, 2010

Summary Term Sheet, page 1

1.
Include a discussion of the risks of the offer presented clearly and in bullet point format.  The risk factors should disclose any valuations (e.g., net asset value or any other measures of valuation per unit) that are higher than the offer price.  See Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, Exchange Act Release No. 43069 (July 31, 2000).  This is particularly important in the context of this offer, where the partnership is not filing current periodic reports and where no trading market for the units exists.

The Filing Persons have revised the Offer to Purchase in response to the comment of the Staff and have included a section entitled “Factors You Should Consider in Deciding Whether to Tender Your Units” in the Summary Term Sheet section.  As should be apparent from the disclosure, there is an extraordinary degree of uncertainty regarding the value of the Units.  This uncertainty arises principally as a result of myriad legal issues which the Grand Court of the Cayman Islands is only now being asked to resolve.  The permutations for resolution of these issues are considerable, and the Filing Persons have no principled basis for weighting the possible resolutions.  Accordingly, the Filing Persons do not believe that they are in a position of assigning a value to the Units, other than to observe that the value can range from essentially full value (less accrued expenses, which may be considerable) to zero.

Acceptance for Payment and Payment for Units, page 7

2.
We note your statement on page 7 that you reserve the right to transfer or assign the right to purchase units in the offer.  Please confirm your understanding that any entity to which you assign the right to purchase units in the offer must be included as a bidder in the offer.  Including additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

The Filing Persons confirm their understanding that any entity to which they assign the right to purchase Units in the Offer must be included as a bidder in the Offer, and that such assignment may require the Filing Persons to disseminate additional offer materials and to extend the term of the Offer.

Certain Information Concerning the Partnership, page 10

3.
We note your statement on page 11 that the information concerning the partnership in the offering document has been taken from or based upon publicly available documents on file with the SEC and documents filed by the liquidating trustee in the Delaware case, and is qualified in its entirety by

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 2, 2010

reference thereto.  While you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions.

The disclosure has been revised in response to this comment.  Please see page 14 of the Offer to Purchase.

Source and Amount of Funds, page 12

4.
We note your disclosure that the offer is not conditioned upon obtaining or funding of any financing arrangements.  We also note your disclosure that you will obtain funds from Contrarian Funds, LLC, your sole member and manager, to purchase all units tendered.  Please disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through; if none, so state.  See Item 1007(b) of Regulation M-A.

The disclosure has been revised in response to this comment.  Please see page 16 of the Offer to Purchase.

5.
Your disclosure that you will “obtain funds” from Contrarian Funds, LLC suggests that you could borrow funds from Contrarian Funds, LLC for purposes of the offer.  In that regard, it appears disclosure pursuant to Item 1007(d) of Regulation M-A may be required.  Please revise your document accordingly, or explain to us why Item 1007(d) is not applicable.  In addition, please note that if Item 1007(d) disclosure is required, any applicable loan agreement should be filed as an exhibit.  See Item 1016(b) of Regulation M-A.

The disclosure has been revised in response to this comment.  The Filing Persons note that Contrarian Funds, L.L.C. will make a capital contribution to Purchaser; Purchaser will not borrow any such funds.  Please see pages 8 and 16 of the Offer to Purchase.

Background of the Offer; Past Contacts or Negotiations with the Partnership, page 13

6.
We note your disclosure that affiliates of the Contrarian Parties are the owners of several different types of claims against the SPhinX Managed Futures Fund and its affiliates.  Please describe the claims in more detail.

The disclosure has been revised in response to this comment.  Please see page 16 of the Offer to Purchase.

7.
Please discuss why an affiliate has applied to become a representative party in the liquidation proceedings of SPhinX Managed Futures Fund and certain of its affiliates in the Grand Court of the Cayman Islands.  In addition, describe

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 2, 2010

the particular creditor constituency that the affiliate seeks to represent and any conflicts of interest that may arise between the affiliate and the remaining holders of units, should the affiliate be successful in its attempt to become a representative party.

The disclosure has been revised in response to this comment.  Please see page 16 of the Offer to Purchase.

The Filing Persons note supplementally that it is premature at this stage to determine whether a conflict will arise between the interests of the Partnership and other creditors of SPhinX Managed Futures Fund SPC in the liquidation proceedings.  As noted in the revised disclosure, however, if a conflict were to arise between the interests of the Partnership and SPhinX Managed Futures Fund Ltd., Purchaser and its affiliates will determine at that time how to manage any such conflict.

8.
We note your disclosure that certain information with respect to the liquidation proceedings of SPhinX Managed Futures Fund and its affiliates in the Grand Court of the Cayman Islands is available at www.sphinxfunds.com.  Please ensure that you have provided a materially complete description of the liquidation proceedings.

The Filing Persons have revised and expanded the disclosure in Section 8 of the Offer to Purchase entitled “Certain Information Concerning the Partnership” in response to this comment and have provided a statement of relevant legal issues in a new section captioned “Factors You Should Consider in Deciding Whether to Tender Your Units” in response to comment #1.   The Filing Persons submit that the expanded disclosure provides a materially complete description of the status of the liquidation proceedings.  The Filing Persons also submit, however, that it would be neither possible for the Filing Persons, nor useful to Unit Holders, to present a detailed discussion of all the legal issues in what is a very complex case involving over 20 entities that has resisted consensual resolution for four years.

9.
In the second to last paragraph in this section, you disclose that representatives of the Contrarian Parties had communications with representatives of the Liquidating Trustee concerning the interest of the Contrarian Parties in purchasing units.  Provide more details about these discussions, including when they occurred, and the number of units sought to be purchased and price or price range discussed.

The disclosure has been revised in response to this comment.  Please see page 16 of the Offer to Purchase.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 2, 2010

Dividends and Distributions, page 13

10.
Your disclosure on page 14 states that the offer price may be reduced to the extent of any cash dividend or distribution with respect to the units paid in cash prior to your acceptance of units for purchase in the offer.  Please note that if you reduce the offer consideration by the amount of any dividend or distribution declared by the company, you must inform security holders of this development and may be required to extend the offer to allow shareholders time to react.  See Exchange Act Rules 14d-4(d) and 14e-1(b).  Please confirm your understanding.

The Filing Persons confirm their understanding that if they reduce the consideration payable to Unit Holders by the amount of any dividend or distribution declared by the Partnership, they must inform Unit Holders of this development, and they may be required to extend the Offer to provide Unit Holders with sufficient time to react.

Conditions of the Offer, page 14

11.
We note your disclosure on page 16 that a waiver of any of the material conditions of the Offer will be followed as “promptly as practicable” by a public announcement thereof.  Please revise the reference to “promptly as practicable” to conform to the requirements of Exchange Act Rules 14d-3(b)(1), 14d-4(d)(1) and 14e-1(d).

The disclosure has been revised in response to this comment.  Please see page 20 of the Offer to Purchase.

12.
Please refer to the penultimate paragraph of this section, which discusses your failure to exercise any of the rights described in this section.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s).  As you indicate, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer; please note that you also may need to re-circulate new disclosure to security holders.  In addition, you may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding in your response letter.

The Filing Persons confirm their understanding that if they waive a triggered condition and are required to extend the Offer, they may also be required to re-circulate new disclosure to Unit Holders.  The Filing Persons also confirm their understanding that they may not fail to assert a triggered Offer condition, and thus effectively waive such condition, without officially doing so.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 2, 2010

13.
The disclosure in the penultimate sentence of the penultimate paragraph states that each offer condition shall be deemed an ongoing right which may be asserted at “any time or from time to time.” Please revise this statement to indicate that offer conditions may only be asserted as of expiration of the offer as opposed to “at any time.” That is, the triggering event must occur on or before expiration of the offer, and not after that time.

The disclosure has been revised in response to this comment by replacing “or from time to time” with “on or prior to the Expiration Date.”  Please see page 20 of the Offer to Purchase.

14.
In the same paragraph, you state that you may assert a condition in your “sole discretion,” even where your own action or omission gives rise to the existence of the condition.  While you qualify this language somewhat later in the same sentence, we do not believe that it is clear that:  (i) judging whether an offer condition has been triggered must be within your reasonable judgment to avoid an illusory offer, and (ii) an offer condition that can be triggered by your own action or omission similarly renders the offer illusory.  Please revise.

The disclosure has been revised in response to this comment by changing “sole discretion” to “reasonable discretion” and by deleting “(including any action or omission by us).”  Please see page 20 of the Offer to Purchase.

Miscellaneous, page 17

15.
We note the disclosure that in the event you determine that you are not legally able to make the offer in a particular jurisdiction, you reserve the right to withdraw the offer in that particular jurisdiction.  Exchange Act Rule 14d-10(a)(1) requires that all holders of units be permitted to participate in the offer.  This includes holders of units located in jurisdictions outside the United States.  Although Exchange Act Rule 14d-10(b)(2) permits you to exclude holders of units in a U.S. state where the bidder is prohibited from making the offer, the exception is limited.  Please revise or advise in your response letter as to your authority for excluding holders of units not encompassed within Rule 14d- 1(b)(2).

The disclosure has been revised in response to this comment.  Please see page 21 of the Offer to Purchase.

Cautionary Note Regarding Forward-Looking Statements, page 17

16.
The last paragraph of this section states that you “undertake no obligation to update the forward-looking statements contained in this Offer to Purchase or the related Letter of Transmittal or to update the reasons why actual results could differ from those discussed in such forward-looking statements.”  This

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 2, 2010

statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that existing disclosure materially changes.  Please revise this disclosure and refrain from including such language in future press releases and filings.

The disclosure has been revised in response to this comment.  Please see page 21 of the Offer to Purchase.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 2, 2010

Thank you for your consideration of these matters.  Should you have any questions, please contact me directly at (212) 715-9280.

Regards,

/s/ Abbe L. Dienstag
Abbe L. Dienstag

cc:           Jon R. Bauer, Contrarian Capital Management, L.L.C.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 2, 2010

ACKNOWLEDGMENT

The Filing Persons each acknowledge that:

•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jon R. Bauer

Jon R. Bauer

On behalf of himself, and as Managing Member of Contrarian Capital Management, L.L.C., the manager of Contrarian Fund, L.L.C., sole member and manager of RCP TenderCo LLC